Exhibit 1

British American Tobacco Announce Board Changes

Véronique Laury will join the Board of British American Tobacco p.l.c. as an independent Non-Executive Director and member of the Nominations and Audit Committees with effect from 19 September 2022.

Véronique worked at Kingfisher plc for over 15 years, where she held several leadership roles, including most recently, Group CEO between 2014 and 2019, and previously as CEO for Castorama France and Group Commercial Strategy Director. Véronique is a Non-Executive Director of WeWork, Tarkett, Eczacibasi Holding, Sodexo and Inter Ikea Holding Services. She also served as a Non-Executive Director of Hornback Baumarkt from 2009 to 2013.

Commenting on the appointment, Luc Jobin, Chairman, said: "I am pleased to welcome Véronique to our board. Véronique has extensive international consumer goods, strategic, transformation and digital experience, and I look forward to her contribution as we accelerate our strategy to build A Better Tomorrow".

BAT also announces that Sue Farr will succeed Dimitri Panayotopoulos as Senior Independent Director with effect from 1 August 2022.

Sue has been a Non-Executive Director of the Company since February 2015.  She is a member of the Nominations and Renumeration Committees.

Dimitri has been a Non-Executive Director of the Company since February 2015.  He continues as Chair of the Remuneration Committee and is a member of the Nominations Committee.

Enquiries:

British American Tobacco Press Office
+44 (0) 20 7845 2888 (24 hours)  | @BATPress

British American Tobacco Investor Relations
Mike Nightingale / Victoria Buxton/ William Houston / John Harney
+44 (0) 20 7845 1180/2012/1138/1263